UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10SB12G

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Name of Small Business Issuer in its Charter:
MAINFRAME SECURITY CORP.

State of Other Jurisdiction of Incorporation or Organization:
DELAWARE

I.R.S. Employer Identification No.: 98-0209825

Address of Principal Executive Office:
SUITE ONE, 1155 MELVILLE STREET
VANCOUVER, BC, CANADA
V6E 4C4

Issuer's Telephone Number:
(604)688-5575

Securities to be Registered under Section 12(g) of the Act:

Title of Each Class to be so Registered:
COMMON STOCK

Name of Each Exchange on Which Each Class is to be Registered:
____________________________

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAINFRAME SECURITY CORP.
("the Company")


                               TABLE OF CONTENTS

                                                                                      Page No.
                                                                                      --------
                                     PART I
Item 1.     Description of Business..................................................     1
Item 2.     Management's Discussion and Analysis or Plan of Operation................     3
Item 3.     Description of Property..................................................     3
Item 4.     Security Ownership of Certain Beneficial Owners and Management...........     3
Item 5.     Directors, Executive Officers, Promoters and Control Persons.............     4
Item 6.     Executive Compensation...................................................     5
Item 7.     Certain Relationships and Related Transactions...........................     5
Item 8.     Description of Securities................................................     5
                                     PART II
Item 1.     Market for Common Equity and Related Stockholder Matters.................     6
Item 3.     Changes in and Disagreements with Accountants on Accounting and
            Financial Disclosure.....................................................    12
Item 4.     Recent Sales of Unregistered Securities..................................     6
Item 5.     Indemnification of Directors and Officers................................     6
Item 5.     Financial Statements.....................................................     7


  12
                                     PART II
Item 1.     Market Price and Dividends on the Registrant's Common Equity and
              Other Shareholder Matters..............................................    12
Item 2.     Legal Proceedings........................................................    12
Item 3.     Changes in and Disagreements With Accountants............................    12
Item 4.     Recent Sales of Unregistered Securities..................................    12
Item 5.     Indemnification of Directors and Officers................................    13

                                     PART F/S
            Financial Statements and Exhibits........................................

                                     PART III
Item 1.     Index to Exhibits........................................................    14
Item 2.     Description of Exhibits..................................................    14

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL DEVELOPMENT OF BUSINESS

The Company, incorporated on March 17,1999, is a corporation validly existing and in good standing under the laws of the State of Delaware. The Company was incorporated with the intent of engaging in the business of computer security.

In an Agreement to Acquire Technology dated April 20, 1999, the Company acquired from Barracuda Security Devices International Inc. ("Barracuda") the world wide intellectual property and manufacturing and distribution rights to the "Barracuda computer security card" and other security devices. These rights include the technology, techniques, patents and related software and codes. In consideration of the transfer of the technology, the Company issued five million shares of common stock to Barracuda. (See "Agreement to Acquire Technology").

This Report contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein including "Management's Discussion and Analysis or Plan of Operations". The following summary is qualified in its entirety by detailed information and financial statements appearing elsewhere in this Report.

NARRATIVE DESCRIPTION OF BUSINESS

The Company's primary activity is the continued operation of Barracuda Security Devices International Inc. Barracuda will continue with the manufacturing and marketing of the Barracuda security card, and its on-going development of other computer and asset security devices.

ORGANIZATION

Barracuda Security Devices International Inc. is a Canadian corporation federally incorporated on October 8, 1997 and extra-provincially registered in British Columbia on December 30, 1997. Barracuda's head office is located at 22545 Kendrick Loop, Maple Ridge, British Columbia. Barracuda is qualified or licensed under any and all applicable laws, regulations, ordinances, or orders of public authorities to do business where the native of business transacted requires it to be qualified or licensed.

Barracuda purchased the rights to the technology from Colin McLean of England. Mr. McLean was the owner and developer of the technology.

PRESENT PRODUCT

The patented Barracuda security device is an 8-bit ISA card that is inserted in a free ISA slot in any computer. It is programmed with special remote alert software with an access code encrypted and stored on the card itself. The technology includes the following features:

* Easy to Use, Powerful Software providing remote alert capabilities. The Barracuda's ultra smart software can manage hundreds of PC's from one central workstation. Administrators can easily manage full computer security across large networks. Central administration can receive an alarm or alert across the Network, via pager or mobile phone. Software runs under WIN 3.1, WIN 3.11, WIN 95, Win 98 and
WIN NT 4.0.

* Independent Power Supply for protection even when the computer is turned off.

* Internal Motion Sensor that prevents illegal movements by sounding an alarm or sending a signal. The Barracuda can detect any computer movement. If the system is accidentally moved, an intelligent audible alarm (120dB) provides a one-second warning. If the system is moved constantly an alarm sounds continuously, and for 120 seconds after the computer has been set down.

* An International Ambient Light Sensor and Indelible Dye Capsule:
The Barracuda's sensor constantly monitors the ambient light level inside the computer detecting the slightest variation and activating the alarm. If the cover of the computer is removed without disarming the device using a PIN number, the alarm will sound. In conjunction with the alarm, this sensor will activate an indelible dye capsule and mark all the components inside the computer. The marking of the components clearly identifies the components as stolen and hence make them difficult to resell.

* Reed Switch: A reed switch triggers the alarm, when connected to the computer case, if it is misaligned (similar to a home alarm window reed switch). The reed switch is primarily used as a backup.

THE MARKET

The Barracuda Card was introduced to the Marketplace in early 1996 in the United Kingdom. Since then, over 40,000 units have been sold mostly in Europe and some in North America and Australia. Current customers include banks, airlines, colleges and universities, Mobil Oil, Kodak, insurance ompanies, hotels, Shell UK, and many others. Many North American companies have shown keen interest in the product since being introduced to it. The Company is now preparing to launch a major marketing and sales program worldwide. The market is vast with every company or individual that owns a computer being a potential customer.

COMPETITION

There are several other computer security devices on the market. Some techniques include cable tie downs and pad locks and exterior mounted motion detectors. Some use a marking paint. Some use software and electronic keys. None are as simple, dependable and comprehensive as the Barracuda. None have the exploding dye capsule that covers the CPU and Ram chips in an indelible dry powder which makes tracking and identifying of the components easier and thus reates a significant heft deterrent.

TECHNOLOGY PROTECTION

The Barracuda Card is patent protected and difficult to replicate because of its proprietary encoding.

FUTURE OPPORTUNITIES

The Company will continue its development of its security call scanning system-ACCUI and its Barracuda Security Pad. The applications and market for both proprietary designs is very large in the world marketplace.

HISTORICAL FINANCIAL INFORMATION

The Company was recently incorporated and is still in the development stage. There are no revenues to date. See Audited
Financial Statements attached. Barracuda has had minimal sales but has spent over $300,000 in market development.

PROJECTED REVENUES

The Company is projecting sales of approximately two million dollars in the first year following completion of this offering. Depending in the financial, production and management resources, there is potential for five million dollars in revenues in year two, with increased sales in year three.

MANAGEMENT

The Company's management provides a combination of experience in many facets of business operations including research and development, administration, sales and marketing, finance, and manufacturing.
Mr. Frank Power, President: Mr. Power, a business management consultant, has managed and administered several private and public companies for the past 15 years. Since 1984, he has provided services including strategic planning, management, administration, design, and construction of major mining projects both nationally and internationally. He has owned and operated several consulting companies that have been providing comprehensive services in the industrial high technology fields as well as the mining field. His expertise also includes reactivating public companies, project acquisitions, public and private funding, as well as developing and taking existing private companies public in Canada and the United States. See Item 5 also.

Mr. Colin McLean, Sales and Marketing: Mr. McLean has over 15 years experience in the computer industry. He has successfully held positions as a sales director and sales office manager for a PC manufacturer and also for a semi-conductor manufacturer. He has managed a team of over 30 sales people for companies with sales in excess of $100 million.
Mr. McLean had already established a broad customer base for the Barracuda card in Europe.

Mr. Ed Deneumoustier, Operations: Mr. Deneumoustier owned and managed his own printing business for over ten years. As President of Barracuda Security Devices International for the past three years, Mr. Deneumoustier has gained in-depth knowledge of the computer security industry and of the Barracuda technology. Mr. Deneumoustier provides the Company with valuable experience in management, sales and marketing, customer relations and production.

Mr. Paul Fortescue, Research and Development: Mr. Fortescue is a Microsoft certified engineer. He is responsible for the engineering, design, and development of the Barracuda card. He will continue to enhance development and testing of the card and other security devices.

PRODUCTION

The product is currently being manufactured and assembled in the U.K. under sub contract. The Company has identified contractors in the United States and Canada to produce the product at a reduced cost.


LITIGATION-CLAIMS

There are no claims, litigation, actions, suits, investigations or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or its properties or business, at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which if determined adversely would have a material adverse effect on the business of financial condition of Power Industries, or the ability of Power Industries to carry on its business as presently conducted.

INTEREST IN ASSETS

To the best of the knowledge, information and belief of the Company, no person has any interest in any inventions, patents, copyrights, trademarks, trade names, trade secrets, proprietary rights or processes or business lists used in or pertaining to the business of the company.

ITEM 2.  MANAGEMENTS' DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The Company's plan of operation is to advance the business of Barracuda. The Company plans to market the product world wide through distributors, agents, alliances, direct contact and presentations, trade shows, mail outs, and through the Internet. It will enter into contracts with established sub contractors to ensure reliable and timely supply of product. The Company will also continue development of other security products and services.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company rents office space for administration at Suite 1-1155 Melville Street, Vancouver, British Columbia, V6E 4C4. The Head office for sales is located in Maple Ridge, British Columbia. The Company does not own any properties.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following sets forth, as of July 31, 1999, the number and percentage of shares of the Company's Common Stock with a par value of $0.0001 (its only class of voting securities), owned beneficially by each Officer and Director, each person known by the Company to own more than five percent of the Company's common stock, and all Directors and Officers as a group:

Name and Address                Amount and Nature          Percent of
of Beneficial Owner          of Beneficial Ownership         Class


Frank Power                         400,000                  4.39%

Lee Meyer                           400,000                  4.39%

Ed Deneumoustier                    500,000                  5.49%

Keystone Holdings Ltd.              700,000                  7.68%

Barracuda Security
Devices International Inc.        5,000,000                 54.85%

All Officers and Directors          800,000                  8.78%
as a Group

The Company is not aware of any arrangements, including a pledge of securities, which may cause a change in control of the Company.

The Company knows of no arrangements the operation of which may result in a change of control.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS

The Directors and Officers of the Company are:

Name:                  Age:          Position:             Served as a Director Since:

Frank Power             56           President/Director    March 17, 1999

Lee Meyer               53           Director              March 17, 1999

The position of President has been held by Frank Power since inception on March 17, 1999. From inception on March 17, 1999 to date Lee Meyer has served as a Director of the Company.

All directors of the Company will hold offices until the next annual meeting of stockholders or until their successors have been elected and qualified. The Officers of the Company who are appointed at the annual meeting of the Board of Directors, hold office until their successors are elected and qualified, or until their death, resignation or removal. The Company presently has no audit, nominating or executive committee performing substantially similar functions.

The business experience and principal occupations of each Director and Officer of the Company for at least the past five years are as follows:

Mr. Frank Power: Mr. Power, a business management consultant, has managed and administered several public companies for the past 15 years. Since 1984, he has provided services including strategic planning, management, administration, design, and construction of major mining projects both nationally and internationally. He has owned and operated several consulting companies that have been providing comprehensive services in the industrial and high-tech fields as well as the mining field.
His expertise also includes reactivating public companies, project acquisitions, public and private funding, as well as developing and taking existing private companies public. He is equally knowledgeable to provide professional services in the public markets both in Canada and the United States. Mr. Power has been President and Owner of Pow
Con Management since 1981 and Premier Enterprises Ltd. since 1994, these companies manage, administrate and finance reporting companies.
He served as President and Director of several Vancouver reporting companies and publicly listed companies since 1986 to present. Since 1992, Mr. Power has served as President of World Organics Inc., listed on the Vancouver Stock Exchange. From 1996 to 1997, Mr. Power served as President and Director of Accuimage Diagnostics. He is presently Vice President of Scientific Technologies, Inc. and former President of Security Industries, Inc. These companies are listed on the U.S.
stock exchange. Currently he is President of Steelhead Technologies Corp. and Power Industries, Inc. which have applied for listing on the OTC Bulletin Board.

Mr. Lee Meyer: Mr. Meyer, since completing his Business Administration degree from Arizona State University, has held positions including Managing Director of Omni International; Secretary and Treasurer of Tech Industries Corp., a specialty equipment rental agency; and Owner and President of Stretchcoat, a national manufacturer and marketer of specialty products. Mr. Meyer has also represented major principals selling products nationally. Since May 1998, he has been a director of Scientific Technologies, Inc. which is listed on the U.S. stock exchange. Mr. Meyer is currently Vice President and Director of World Organics Inc., a VSE listed company. He is also a Director of Steelhead Technologies Corp. and Power Industries, Inc. which have recently applied for listing on the OTC Bulletin Board.

No family relationship exists between or among any of the persons named above.

The Company's Directors are directors of the following companies having a class of equity securities registered under the Securities Exchange of 1934:

* -  Scientific Technologies, Inc.
* -  Steelhead Technologies Corp.
* -  Power Industries, Inc.

All persons whose activities will be material to the operations of the Company have been described in this report.

The Company's Directors, Officers, and 10% or greater shareholders are not presently subject to Section 16(a) of the Exchange Act.

ITEM 6.  EXECUTIVE COMPENSATION

The following table sets forth information regarding executive compensation for the Company's Officers and Directors. No executive officer has received compensation in excess of $100,000.

Names and            Fiscal       Salary       Bonus       Other            Stock Awards
Principal            Year                                  Compensation     or Options
Position

Frank Power          N/A          N/A          N/A         N/A              N/A
Vice President

Lee Meyer            N/A          N/A          N/A         N/A              N/A
Director


At the present time no compensation or remuneration is being paid to any of the Officers or Directors.

There is no annuity, pension or retirement benefits proposed to be paid to Officers, Directors or Employees of the Company in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company.

No remuneration is proposed to be paid in the future directly or indirectly by the Company to any Officer or Director under any plan which is presently existing. The Company, in its discretion, may adopt one or more of such remuneration programs in the future.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No Director or Officer of the Company, nominee for election as a Director, security holder who is known to the Company to own of record or beneficially more than 5% of any class of the Company's voting securities, or any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same home as such person or who is a director or officer of any parent or subsidiary of the Company, except as outlined here below, has had any transaction or series of transactions since inception of the Company, or has any presently proposed transactions to which the Company was or is to be a party during 1999, in which any of such persons had or is to have any direct or material interest except:

i) Ed Deneumoustier, a shareholder of more than 5% of the Company's voting securities is also President, Director, and Shareholder of Barracuda Securities Devices International, Inc.

ITEM 8.  DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 50,000,000 common shares, $0.0001 par value, of which 9,115,000 are issued and outstanding.

Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The
Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of Common stock are entitled to share equally in dividends from sources legally available therefore when, as and if declared by the Board of Directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to stockholders.

All outstanding shares of Common Stock are validly authorized and issued, fully paid and nonassessable.

The above description concerning the Common stock of the Company does not purport to be complete. Reference is made to the Company's Certificate of Incorporation and Bylaws attached.

                         PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION: The Company will apply to have its common stock listed on the OTC Bulletin Board, ONYX Trading Corporation of Bellevue, Washington is the sponsor broker.

HOLDERS: The estimated number of beneficial owners of the Company's common stock at July 31, 1999 is approximately 21.

DIVIDENDS: Holders of common stock are entitled to receive such dividends as may be declared by the Company's Board of Directors.
No dividends have been paid with respect to the Company's common stock and no dividends are anticipated to be paid in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

The Company knows of no material pending legal proceedings to which the Company is a party to. The Company knows of no legal proceedings, pending or threatened, or judgments entered against, any Director or Officer of the Company in his capacity as such.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.


SIGNATURES

In accordance with Section 12 of the Securities Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:  Mainframe Security Corp.

Date:  ____________, 1999


___________________________________
Frank Power, President and Director


___________________________________
Lee Meyer, Director


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

From inception to July 31, 1999, the Company issued to principal shareholders 3,500,000 shares of common stock and to seed shareholders 615,000 shares of common stock for the total sum of $62,500 USD. The proceeds were applied to the costs of the offerings and related documents and filings, and general administration and operating capital.

All persons, in each of the offerings, were non-US persons as defined in the Regulations. The offerings were made in reliance on the exemption from registration contained in Regulation D, Rule 504, and Regulation S.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to its Bylaws and the Delaware Corporation Act, the Company shall indemnify each Director and Officer against expenses, judgment, fines, and amounts paid in settlement actually and reasonable incurred by him in connection with any action, suit or proceeding which he may be made a party by reason of his being or having been made a Director or Officer of the Company, unless he failed to meet certain standards of conduct.
If a Director is wholly successful, on the merits or otherwise, he shall be indemnified against reasonable expenses.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "1933" Act) may be permitted to Directors, Officers or persons controlling the Company pursuant to the foregoing provisions, the Company had been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

                               PART F/S
                         FINANCIAL STATEMENTS

Financial Statements Furnished:

i) Audited Report includes the Balance Sheet, Statement of Operation and Statement of Stockholders' Equity, for the Company for the period from March 17, 1999 (date of inception) to May 15, 1999 are attached hereto.
ii) The Unaudited Financial Statements including the Balance Sheet, Statement of Operations, Statement of Stockholders Equity, and Notes to the Financial Statement for the Company dated July 31, 1999 are attached hereto.
iii) The Unaudited Financial Statements including the Balance Sheet, Statement of Operations, and Notes to Financial Statements for Barracuda Security Devices Inc. dated August 31, 1998 and July 31, 1999 are attached hereto.


All such Financial Statements of the Companies present fairly and accurately in all material respects the financial position of the Companies as of such dates, and the results of operations and changes in financial position for the respective periods, indicated; and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis, except as might be specifically indicated therein.
----------------------------------------------

i)

MAINFRAME SECURITY CORP.
(A Development Stage Company)

Financial Statements
May 15, 1999


Jorgensen Telford Sadovnick, P.L.L.C.
720 Third Avenue, Suite 1910
Seattle, Washington  98104


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Mainframe Security Corp.

We have audited the accompanying balance sheet of Mainframe Security Corp., a development stage company, as of May 15, 1999 and the related statements of loss, changes in stockholders' equity and cash flow for the period from March 17, 1999 (inception) to May 15, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, except for the disclosure described in the following paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Mainframe Security Corp., a development stage company, as of May 15, 1999 and the results of its operations and its cash flows for the period from March 17, 1999 (inception) to May 15, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. There is substantial doubt about the Company's ability to continue as a going concern as a result of the development stage the Company is in. Management's plans in regard to these matters are also described in note 3 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


CERTIFIED PUBLIC ACCOUNTANTS

Seattle, Washington
May 26, 1999

MAINFRAME SECURITY CORP.
(A Development Stage Company)
Balance Sheet

As of May 15, 1999

Assets

Current
   Cash                                                  $17,967
   Deposit                                                 8,000

                                                          25,967

Technology rights (note 4)                                50,000

Total Assets                                             $75,967

Liabilities

Current
   Accounts payable and accrued liabilities              $17,500

Stockholders' Equity

Common stock, $0.0001 par value;
50,000,000 shares authorized
8,600,000 issued and outstanding (note 5)                    860
Additional paid-in capital                                82,890
Deficit accumulated during the development stage         (25,283)

                                                          58,467

Total Liabilities and Stockholders' Equity               $75,967


MAINFRAME SECURITY CORP.
(A Development Stage Company)
Statement of Loss

        March 17, 1999
        (inception) to
         May 15, 1999

Revenue                                                  $     0

Expenses

General and administrative                               $25,283

Net loss for the period                                 $(25,283)

Basic loss per share (note 6)                             $(0.01)



MAINFRAME SECURITY CORP.
(A Development Stage Company)
Statement of Cash Flow

        March 17, 1999
        (inception) to
        May 15, 1999

Operating Activities

Net loss for the period                                 $(25,283)
Changes in non-cash working capital items:
   Increase in deposit                                    (8,000)
   Increase in accounts payable and accrued liabilities   17,500

Net cash used in operating activities                    (15,783)

Financing Activities

Common shares issued for cash                             33,750

Increase in cash                                          17,967

Cash, beginning of period                                      0

Cash, end of period                                      $17,967


Non-cash Financing and Investing Activities

Common shares issued for technology rights               $50,000


MAINFRAME SECURITY CORP.
(A Development Stage Company)
Statement of Changes in Stockholders' Equity

For the period ended May 15, 1999

                                                                  Deficit
                                                                Accumulated    Total
                                                   Additional   During the     Share-
                              Shares                 Paid-In    Development   holders'
                                #         Amount     Capital       Stage       Equity


Balance at inception on
March 17, 1999                       0     $    0   $      0     $      0    $      0
Common stock issued for
cash at $0.0025 per share    3,500,000        350      8,400            0       8,750

Common stock issued for
cash at $0.25 per share        100,000         10     24,990            0      25,000

Common stock issued for
technology rights at
$0.01 per share              5,000,000        500     49,500            0      50,000

Net loss for the period
ended May 15, 1999                   0          0          0      (25,283)    (25,283)

Balance at May 15, 1999      8,600,000       $860    $82,890     $(25,283)    $58,467


ii) The Unaudited Financial Statements including the Balance Sheet, Statement of Operations, Statement of Stockholders Equity, and Notes to the Financial Statement for the Company dated July 31, 1999 are attached hereto.

MAINFRAME SECURITY CORP.
(A Development Stage Company)
Unaudited Balance Sheet

ASSETS
July 31, 1999

CURRENT ASSETS
     Cash                                         $18,255
     Prepaid Inventory                              8,000
          Total Current Assets                     26,255
               TOTAL ASSETS                       $26,255

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
    Accounts payable                                    0
          Total Current Liabilities                     0
          Total Liabilities                             0

STOCKHOLDERS' EQUITY
     Common stock, $0.0001 par value,
       50,000,000 shares authorized;
       9,115,000 issued and outstanding               912
     Capital in excess of par value                61,588
     Deficit accumulated during the
       development stage                          (36,245)

        Total Stockholders' Equity                 26,255

           TOTAL LIABILITIES AND
           STOCKHOLDERS' EQUITY                   $26,255

MAINFRAME SECURITY CORP.
(A Development Stage Company)
Unaudited Statement of Operations


                                                          From
                                                          Inception on
                                                          March 17,
                                                          1999 through
                                                          July 31, 1999

REVENUE                                                  $            0
EXPENSES
     General and administrative                                   8,756
     Organization costs                                          27,500
           Total Expenses                                        36,256
LOSS FROM OPERATIONS                                            (36,256)
OTHER COMPREHENSIVE INCOME
    Foreign currency translation                                     11

         Total Other Comprehensive Income
11

NET LOSS                                                 $      (36,245)

BASIC LOSS PER SHARE                                     $        (0.01)


MAINFRAME SECURITY CORP.
(A Development Stage Company)


From Inception on March 17, 1999 through July 31, 1999


                                                                                   Deficit
                                                                                 Accumulated
                                                    Capital in                     During
                                  Common Stock      Excess of                    Development
                                     Shares           Amount         Par Value      Stage


Balance at inception on                    0       $      0         $      0       $    0

 March 17, 1999

April 1999, common
 $0.0025 per share                 3,500,000            350            8,400            0

April 1999, common
 stock issued for cash at
 $0.25 per share                      72,000              7           17,993            0

May 1999, common
 stock issued for cash at
 $0.25 per share                      28,000              3            6,997            0

May 1999, common stock
 issued for technology at
 predecessor cost of $0.00
 (Note 4)                          5,000,000            500             (500)           0

July 1999, common
 stock issued for cash at
 $0.05 per share                     500,000             50           24,950            0

July 1999, common
 stock issued for cash at
 $0.25 per share                      15,000              2            3,748            0

Net loss for the period ended
July 31, 1999                              0              0                0      (36,245)

Balance, July 31, 1999             9,115,000        $   912        $  61,588    $ (36,245)


MAINFRAME SECURITY CORP.
(A Development Stage Company)
Unaudited Statement of Cash Flows

                                                          From
                                                          Inception on
                                                          March 17,
                                                          1999 through
                                                          July 31, 1999

CASH FLOWS FROM OPERATING ACTIVITIES

     Net loss                                            $      (36,245)
     Change in operating assets and liabilities:

          Increase in accounts payable                                0
          Increase in prepaid inventory                          (8,000)
            Net Cash (Used) in Operating Activities             (44,245)
CASH FLOWS FROM INVESTING ACTIVITIES                                  0

CASH FLOWS FROM FINANCING ACTIVITIES

   Net stock offering proceeds                                   62,500

   Net Cash Provided by Financing Activities                     62,500

INCREASE IN CASH AND CASH EQUIVALENTS                            18,255
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                      0
CASH AND CASH EQUIVALENT AT END OF PERIOD                $       18,255

CASH PAID FOR:
   Taxes                                                 $            0
   Interest                                              $            0



The accompanying notes are an integral part of these financial statements.


iii) The Unaudited Financial Statements including the Balance Sheet, Statement of Operations, and Notes to Financial Statements for Barracuda Security Devices Inc. dated August 31, 1998 and July 31, 1999 are attached hereto.

BARRACUDA SECURITY DEVICES INTERNATIONAL INC.

FINANCIAL STATEMENTS
(Unaudited - See Notice to Reader)

SEPTEMBER 30, 1998

BALANCE SHEET
AS AT SEPTEMBER 30, 1998
(Unaudited - See Notice to Reader)

ASSETS

Current
     Accounts receivable                      $         29,116
     Deposit                                            10,000
                                                        39,116

Capital Assets
    Computer                                            23,284
    Office equipment                                     6,154
    Computer software                                      535
                                                        29,973
    Less: accumulated amortization                      (3,282)
                                                        26,691

                                               $        65,807

LIABILITIES

Current
    Bank indebtedness                          $       156,000
    Accounts payable and accrued liabilities            32,800
                                                       188,800

Due to Related Party                                         1

Due to Shareholders                                      8,432
                                                       197,233


SHAREHOLDERS' EQUITY

Share Capital                                          232,912
Deficit                                               (364,338)
                                                      (131,426)
                                               $        65,807

BARRACUDA SECURITY DEVICES INTERNATIONAL INC.

STATEMENT OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED SEPTEMBER 30, 1998
(Unaudited - See Notice to Reader)
SALES                                                $   3,754

EXPENSES
     Accounting and legal                               18,786
     Amortization                                        3,282
     Automotive                                          6,454
     Bank charges                                        1,293
     Cash Short                                          4,500
     Commissions                                         7,550
     Consulting fees                                       780
     Dues and licenses                                     530
     Equipment rental                                    5,170
     Insurance                                           3,251
     Interest                                            8,288
     Management                                         68,375
     Meals and entertainment                             5,303
     Office and miscellaneous                            7,628
     Postage and courier                                 5,467
     Printing                                            4,133
     Rent                                                7,591
     Subcontractors                                     87,445
     Telephone, fax and internet                        14,679
     Trader show and promotion                          80,518
     Travel                                             25,757
     Utilities                                           1,238
                                                       368,018

OPERATING LOSS                                        (364,264)

OTHER INCOME
     Interest income                                        26

NET LOSS FOR YEAR                                     (364,238)

DIVIDEND PAID                                             (100)

NET LOSS FOR YEAR, BEING DEFICIT, end of year      $  (364,338)



NOTE: The Company was incorporated pursuant to the Company Act of British Columbia and commenced operations on October 8, 1997.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Mainframe Security Corp.              Date: July 31, 1999


/s/ Frank Power
---------------------
Frank Power,
President and Director


/s/ Lee Meyer
---------------------
Lee Meyer, Director

                         PART III

INDEX TO EXHIBITS

Exhibit No.       Title of Document
   2.0            Agreement to Acquire Technology
   3.1            Certificate of Incorporation
   3.2            Bylaws of Incorporation
  99.1            Disclosure Statement
  99.2            Subscription Agreement